Mail Stop 6010

October 25, 2007

Peter M. Strumph
Chief Executive Officer
Nile Therapeutics, Inc.
2850 Telegraph Avenue, Suite 310
Berkeley, CA 94705

Re: Nile Therapeutics, Inc.
Registration Statement on Form SB-2
File Number 333-146843

Dear Mr. Strumph:

         This is to advise you that we have limited our review of the above referenced
registration statement to only the issues identified below. We will make no further review of
this filing.

Form SB-2

Selling Shareholder, page 40

   1. We note the disclosure you include in the risk factor entitled "There are certain
      interlocking relationships between us and certain . . . ." on page 16. You indicate that
      one of your directors, Peter M. Kash, is also a director of a broker-dealer. In that
      regard, please revise your Selling Shareholder table to disclose the following, if true:

      • that he purchased in the ordinary course of business; and
      • that at the time of the purchase, he had no agreements or understanding to
        distribute the securities.

      To the extent any of your other selling shareholders are also affiliates of broker dealer,
      please ensure you provide similar representations for each of those selling
      shareholders.

Signature Page

   2. Your principal financial officer <u>and</u> either a controller or chief accounting officer must
      sign the registration statement. Your next amendment and all subsequent amendments

must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Audit Report

3. Reference is made to your audit report on page F-1 that states that your auditors conducted their audit "in accordance with auditing standards generally accepted in the United States of America." According to PCAOB Auditing Standards No. 1, it should instead refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please revise accordingly.

*   *   *

Once you have cleared our comments, we will act upon any request for acceleration of the effective date of the Form SB-2 and pursuant to delegated authority, grant acceleration of the effective date. We will consider your request for acceleration as a confirmation of the fact that you are aware of your responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they relate to the proposed public offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Ira L. Kotel, Esq.
        Dickstein Shapiro, LLP
        1177 Avenue of the Stars
        New York, NY 10036